General California Municipal Money Market Fund

ANNUAL REPORT November 30, 2007



Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for General California Municipal Money Market Fund, covering the 12-month period from December 1, 2006, through November 30, 2007.

The past few months have been filled with greater swings in security valuations than we've seen in several years, as the economic cycle matured and a credit crisis stemming from the sub-prime mortgage sector of the taxable bond market has affected virtually all areas of the financial markets, including, to some extent, money market funds. A high degree of leverage within parts of the financial system made these price fluctuations more intense than they otherwise might have been. In the ensuing "flight to quality" among investors, "liquid asset" investments such as money market funds realized tremendous inflows of assets from investors affected by the heightened volatility and from those simply awaiting a clearer picture by the Fed on the direction of the U.S. economy.

Although we expect slower financial conditions in 2008, lower short-term interest rates from the Fed may help forestall a technical recession. As was widely anticipated, at its December 11 meeting the Fed took action and lowered its overnight rate to 4.25%. Despite this recent rate cut, investors will continue to closely monitor the credit markets and signals by the Fed on the state of the U.S economy in 2008. During times like these, it is a good time to review your portfolio with your financial advisor, who can help you consider whether to reposition your investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 17, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of December 1, 2006, through November 30, 2007, as provided by Joseph Irace, Senior Portfolio Manager

Fund and Market Performance Overview

Yields of tax-exempt money market securities began to decline over the last few months of the reporting period, when the Federal Reserve Board (the "Fed") reduced key short-term interest rates in an attempt to address an intensifying credit crisis and forestall a potential recession.

For the 12-month period ended November 30, 2007, General California Municipal Money Market Fund produced yields of 3.07% for its Class A shares and 2.66% for its Class B shares. Taking into account the effects of compounding, the fund's Class A and Class B shares produced effective yields of 3.12% and 2.69%, respectively.[1]

The Fund's Investment Approach

The fund seeks to maximize current income exempt from federal and California state personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by constructing a portfolio of high-quality, municipal money market instruments that provide income exempt from federal and California state personal income taxes. Second, we actively manage the fund's average maturity based on our anticipation of supply-and-demand changes in the short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Generally, yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities that are generally issued with maturities in the one-year range may in turn lengthen the fund's weighted average maturity if purchased. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical. In addition, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

The Fed Eased Monetary Policy Amid Economic and Credit Concerns

For much of the reporting period, the Fed left short-term interest rates unchanged amid mixed economic and inflation signals. As a result, tax-exempt money market yields remained relatively stable through the spring of 2007. However, market conditions changed dramatically over the summer, when credit concerns stemming from rising defaults in the bond market's sub-prime mortgage sector spread to other areas of the financial markets. Even longer-term municipal bonds, which have no direct exposure to sub-prime lending, were affected by selling pressure during a "flight to quality" in which investors flocked to the relative safe haven of U.S. Treasury securities.

As the credit crisis unfolded, the Fed attempted to promote greater market liquidity in August by reducing the discount rate, the interest rate it charges banks for overnight loans. In September, the Fed reduced the federal funds rate, the interest rate banks charge one another for overnight loans, by a larger-than-expected 50 basis points in order to stimulate the slowing U.S. economy. Another cut in the federal funds rate followed in October, leaving the benchmark overnight rate at 4.50% at the reporting period's end.

The tax-exempt money markets also were influenced by supply-and-demand forces. Investor demand intensified during the flight to quality, and tax-exempt money market assets set new record highs. Rising demand was met with ample supply, as investment banks continued to create a substantial volume of very short-term variable rate demand notes and tender option bonds, which put upward pressure on yields at the short end of the tax-exempt money market's maturity range. At times during the reporting period, yields of these floating-rate instruments were higher than those of longer-dated municipal notes.

Although California has felt the impact of weak housing markets, its fiscal condition generally has remained sound, supported by a diverse

4

economy and efforts over the past few years to increase its budget reserves. However, challenges remain for California, as the housing downturn may reduce future tax revenues at a time when the state is struggling with high levels of long-term debt.

A Conservative Investment Posture Warranted in an Uncertain Market

We generally maintained a conservative investment posture amid heightened market turbulence, focusing whenever possible on municipal instruments issued directly by cities in California, California state, California school districts and other taxing authorities in California. We set the fund's weighted average maturity in a range that was longer than industry averages as we took advantage of higher yields among commercial paper and municipal notes. Whenever it was practical to do so, we "laddered" the fund's longer-dated holdings to help protect the fund from unexpected interest-rate fluctuations. As always, our research staff maintained rigorous credit standards, which, in our judgment, became even more important in the recent credit crisis.

As of the reporting period's end, the Fed appears likely to implement one or more additional reductions in short-term interest rates. We believe that the fund's relatively long weighted average maturity positions should enable it to capture incrementally higher yields should short-term interest rates decline further.

December 17, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yields provided for the fund's Class B shares reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to a voluntary undertaking that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced an annualized yield of 2.61% and an annualized effective yield of 2.64%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General California Municipal Money Market Fund from June 1, 2007 to November 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended November 30, 2007

	Class A	Class B
Expenses paid per $1,000†	$ 2.93	$ 5.05
Ending value (after expenses)	$1,015.60	$1,013.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended November 30, 2007

	Class A	Class B
Expenses paid per $1,000†	$ 2.94	$ 5.06
Ending value (after expenses)	$1,022.16	$1,020.05

† *Expenses are equal to the fund's annualized expense ratio of .58% for Class A shares and 1.00% for Class B shares multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2007

Short-Term Investments—102.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California—90.2%				
Adelanto Public Utility Authority, Revenue, Refunding (Utility System Project) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	3.53	12/1/07	8,700,000 [a]	8,700,000
Alameda County Industrial Development Authority, Revenue (2923 Adeline Associates LLC Project) (LOC; Wells Fargo Bank)	3.65	12/7/07	1,015,000 [a]	1,015,000
Alameda County Industrial Development Authority, Revenue (Heat and Control Inc. Project) (LOC; Comerica Bank)	3.68	12/7/07	1,900,000 [a]	1,900,000
Alameda County Industrial Development Authority, Revenue (Malmberg Engineering, Inc. Project) (LOC; Comerica Bank)	3.64	12/7/07	2,260,000 [a]	2,260,000
Alameda County Industrial Development Authority, Revenue (Pacific Paper Tube, Inc. Project) (LOC; Wells Fargo Bank)	3.65	12/7/07	2,175,000 [a]	2,175,000
Alameda County Industrial Development Authority, Revenue (Plastikon Industries Inc. Project) (LOC; California State Teachers Retirement System)	3.85	12/7/07	2,960,000 [a]	2,960,000
Alameda County Industrial Development Authority, Revenue (Spectrum Label Corporation Project) (LOC; Bank of the West)	3.83	12/7/07	3,250,000 [a]	3,250,000
Alameda County Industrial Development Authority, Revenue (Tool Family Partnership Project) (LOC; Wells Fargo Bank)	3.65	12/7/07	2,035,000 [a]	2,035,000
Alameda County Industrial Development Authority, Revenue (Unique Elevator Interiors, Inc. Project) (LOC; Comerica Bank)	3.66	12/7/07	1,340,000 [a]	1,340,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Alameda County Industrial Development Authority, Revenue (United Manufacturing Assembly, Inc. Project) (LOC; Wells Fargo Bank)	3.63	12/7/07	1,300,000 [a]	1,300,000
Alameda County Industrial Development Authority, Revenue (Wood Tech, Inc. Project) (LOC; Wells Fargo Bank)	3.65	12/7/07	2,025,000 [a]	2,025,000
Anaheim Public Financing Authority, Revenue (City of Anaheim Electric System Distribution Facilities) (Insured; MBIA and Liquidity Facility; Citibank NA)	3.64	12/7/07	14,400,000 [a,b]	14,400,000
California (Insured; XLCA and LOC; Merrill Lynch)	3.68	12/7/07	8,020,000 [a,b]	8,020,000
California, Economic Recovery Bonds	5.00	7/1/08	5,860,000	5,905,692
California, GO Notes (LOC: Bank of America, Bank of Nova Scotia and Landesbank Hessen-Thuringen Girozentrale)	3.49	12/7/07	19,000,000 [a]	19,000,000
California, RAN	4.00	6/30/08	30,000,000	30,107,489
California Economic Development Financing Authority, IDR (Scientific Specialties Project) (LOC; Bank of America)	3.63	12/7/07	1,165,000 [a]	1,165,000
California Economic Development Financing Authority, IDR (Vortech Engineering, Inc. Project) (LOC; U.S. Bank NA)	3.68	12/7/07	2,165,000 [a]	2,165,000
California Enterprise Development Authority, IDR (Le Chef Bakery Project) (U.S. Bank NA)	3.70	12/7/07	7,300,000 [a]	7,300,000
California Enterprise Development Authority, IDR (Tri Tool Inc. Project) (LOC; Comerica Bank)	3.70	12/7/07	10,000,000 [a]	10,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Infrastructure and Economic Development Bank, IDR (Chaparral Property Project) (LOC; Comerica Bank)	3.70	12/7/07	1,500,000 a	1,500,000
California Infrastructure and Economic Development Bank, IDR (G&G Specialty Foods, Inc. Project) (LOC; Comerica Bank)	3.70	12/7/07	1,697,050 a	1,697,050
California Infrastructure and Economic Development Bank, IDR (International Raisins Inc. Project) (LOC; M&T Bank)	3.72	12/7/07	3,750,000 a	3,750,000
California Infrastructure and Economic Development Bank, IDR (Murrietta Circuits Project) (LOC; Comerica Bank)	3.68	12/7/07	3,980,000 a	3,980,000
California Infrastructure and Economic Development Bank, IDR (Roller Bearing Company America Project) (LOC; Wachovia Bank)	3.73	12/7/07	2,400,000 a	2,400,000
California Infrastructure and Economic Development Bank, Revenue (7/11 Materials Inc. Project) (LOC; California State Teachers Retirement System)	3.69	12/7/07	2,880,000 a	2,880,000
California Pollution Control Financing Authority, PCR (Evergreen Oil Inc. Project) (LOC; Bank of The West)	3.66	12/7/07	6,345,000 a	6,345,000
California Pollution Control Financing Authority, SWDR (Ag Resources, III LLC Project) (LOC; Key Bank)	3.63	12/7/07	2,780,000 a	2,780,000
California Pollution Control Financing Authority, SWDR (ALS Plastics Project) (LOC; Wells Fargo Bank)	3.68	12/7/07	2,300,000 a	2,300,000
California Pollution Control Financing Authority, SWDR (Bay Counties Waste Services, Inc. Project) (LOC; Comerica Bank)	3.68	12/7/07	5,310,000 a	5,310,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Pollution Control Financing Authority, SWDR (BLT Enterprises of Fremont LLC Project) (LOC; Union Bank of California)	3.68	12/7/07	7,285,000 [a]	7,285,000
California Pollution Control Financing Authority, SWDR (Burrtec Waste Industries Inc. Project) (LOC; U.S. Bank NA)	3.61	12/7/07	450,000 [a]	450,000
California Pollution Control Financing Authority, SWDR (Chicago Grade Landfill, Inc. Project) (LOC; Comerica Bank)	3.68	12/7/07	925,000 [a]	925,000
California Pollution Control Financing Authority, SWDR (CR&R Inc. Project) (LOC; Bank of the West)	3.66	12/7/07	3,395,000 [a]	3,395,000
California Pollution Control Financing Authority, SWDR (CR&R Inc. Project) (LOC; Bank of the West)	3.66	12/7/07	7,840,000 [a]	7,840,000
California Pollution Control Financing Authority, SWDR (CR&R Inc. Project) (LOC; Bank of the West)	3.66	12/7/07	12,310,000 [a]	12,310,000
California Pollution Control Financing Authority, SWDR (Desert Properties LLC Project) (LOC; Union Bank of California)	3.66	12/7/07	2,245,000 [a]	2,245,000
California Pollution Control Financing Authority, SWDR (Evergreen Distributors, Inc. Project) (LOC; California State Teachers Retirement System)	3.63	12/7/07	1,290,000 [a]	1,290,000
California Pollution Control Financing Authority, SWDR (Garden City Sanitation, Inc. Project) (LOC; Comerica Bank)	3.68	12/7/07	4,110,000 [a]	4,110,000
California Pollution Control Financing Authority, SWDR (GreenWaste Recovery, Inc Project) (LOC; Comerica Bank)	3.68	12/7/07	2,990,000 [a]	2,990,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Pollution Control Financing Authority, SWDR (GreenWaste Recovery, Inc. Project) (LOC; Comerica Bank)	3.68	12/7/07	1,115,000 [a]	1,115,000
California Pollution Control Financing Authority, SWDR (GreenWaste Recovery, Inc. Project) (LOC; Comerica Bank)	3.68	12/7/07	8,000,000 [a]	8,000,000
California Pollution Control Financing Authority, SWDR (MarBorg Industries Project) (LOC; Wachovia Bank)	3.63	12/7/07	1,230,000 [a]	1,230,000
California Pollution Control Financing Authority, SWDR (MarBorg Industries Project) (LOC; Wachovia Bank)	3.63	12/7/07	1,500,000 [a]	1,500,000
California Pollution Control Financing Authority, SWDR (Marin Sanitary Service Project) (LOC; Comerica Bank)	3.68	12/7/07	4,010,000 [a]	4,010,000
California Pollution Control Financing Authority, SWDR (Mid-Valley Disposal Project) (LOC; Union Bank of California)	3.68	12/7/07	3,560,000 [a]	3,560,000
California Pollution Control Financing Authority, SWDR (Mission Trail Waste Systems, Inc. Project) (LOC; Comerica Bank)	3.68	12/7/07	1,915,000 [a]	1,915,000
California Pollution Control Financing Authority, SWDR (Mottra Corporation Project) (LOC; Wells Fargo Bank)	3.68	12/7/07	1,435,000 [a]	1,435,000
California Pollution Control Financing Authority, SWDR (Napa Recycling and Waste Services, LLC Project) (LOC; Union Bank of California)	3.68	12/7/07	4,745,000 [a]	4,745,000
California Pollution Control Financing Authority, SWDR (Pena's Disposal Inc. Project) (LOC; Comerica Bank)	3.68	12/7/07	1,355,000 [a]	1,355,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Pollution Control Financing Authority, SWDR (Rainbow Disposal Company Inc. Project) (LOC; Union Bank of California)	3.68	12/7/07	5,000,000 [a]	5,000,000
California Pollution Control Financing Authority, SWDR (Ratto Group Company Project) (LOC; Comerica Bank)	3.68	12/7/07	15,000,000 [a]	15,000,000
California Pollution Control Financing Authority, SWDR (Specialty Solid Waste Project) (LOC; Comerica Bank)	3.68	12/7/07	725,000 [a]	725,000
California Pollution Control Financing Authority, SWDR (Sunset Waste Paper, Inc. Project) (LOC; Comerica Bank)	3.63	12/7/07	5,400,000 [a]	5,400,000
California Pollution Control Financing Authority, SWDR (Sunset Waste Paper, Inc. Project) (LOC; Comerica Bank)	3.68	12/7/07	2,741,000 [a]	2,741,000
California Pollution Control Financing Authority, SWDR (Valley Vista Services, Inc. Project) (LOC; Comerica Bank)	3.68	12/7/07	2,920,000 [a]	2,920,000
California School Boards Association Finance Corporation, COP, TRAN (California School Cash Reserve Program) (Insured; AMBAC)	4.25	7/1/08	10,000,000	10,035,343
California Statewide Communities Development Authority, California Communities TRAN Program Note Participations (Certain Local Agencies) (Insured; FSA)	4.50	6/30/08	10,000,000	10,048,050
California Statewide Communities Development Authority, IDR (American Modular System Project) (LOC; Bank of the West)	3.64	12/7/07	3,800,000 [a]	3,800,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Statewide Communities Development Authority, MFHR (Copeland Creek Apartments) (Liquidity Facility; Goldman Sachs Group Inc. and LOC; Goldman Sachs Group Inc.)	3.68	12/7/07	895,000 a,b	895,000
California Statewide Communities Development Authority, MFHR (Lake Merritt Apartments) (LOC; U.S. Bank NA)	3.75	12/7/07	3,700,000 a	3,700,000
California Statewide Communities Development Authority, MFHR (Pittsburg Plaza Apartments) (LOC; FHLB)	3.85	12/7/07	4,600,000 a	4,600,000
California Statewide Communities Development Authority, MFHR (Seminole Gardens Apartments) (LOC; FHLB)	3.75	12/7/07	3,385,000 a	3,385,000
California Statewide Communities Development Authority, MFHR (Villa Paseo Senior Residences Project) (LOC; FHLB)	3.61	12/7/07	4,000,000 a	4,000,000
California Statewide Communities Development Authority, MFHR (Vista Montana Apartments) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.13	12/7/07	2,460,000 a,b	2,460,000
California Statewide Communities Development Authority, Multi Family Revenue (Lutheran Gardens) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.13	12/7/07	4,110,000 a,b	4,110,000
Commerce Joint Powers Financing Authority, IDR (Precision Wire Products, Inc. Project) (LOC; Bank of America)	3.63	12/7/07	1,215,000 a	1,215,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Concord, MFHR, Refunding (Maplewood and Golden Glen Apartments Project) (LOC; Citibank NA)	3.61	12/7/07	3,550,000 [a]	3,550,000
Contra Costa County, COP (Concord Healthcare Center Inc.) (LOC; Bank of America)	3.72	12/7/07	1,730,000 [a]	1,730,000
Contra Costa County, MFHR (Camara Circle Apartments) (LOC; Citibank NA)	3.61	12/7/07	255,000 [a]	255,000
Contra Costa County, MFHR (Pleasant Hill BART Transit Village Apartments Project) (Insured; XLCA)	3.95	12/20/07	10,000,000	10,000,011
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	3.78	12/7/07	10,964,533 [a,b]	10,964,533
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	3.78	12/7/07	28,101,984 [a,b]	28,101,984
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FGIC and Liquidity Facility; Deutsche Banks AG)	3.62	12/7/07	2,070,000 [a,b]	2,070,000
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FGIC and Liquidity Facility; Morgan Stanley Bank)	3.72	12/7/07	2,500,000 [a,b]	2,500,000
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.68	12/7/07	2,735,000 [a,b]	2,735,000
Goldman Sachs Pool Trust, Revenue (Liquidity Facility; Goldman Sachs Group and LOC; IXIS Corporate and Investment Bank)	3.68	12/7/07	5,320,108 [a,b]	5,320,108

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Imperial Irrigation District, Electric and Water System Project Revenue, CP (LOC; Citibank NA)	3.45	2/7/08	4,000,000	4,000,000
Los Angeles County School and Community College Districts, Pooled TRAN Participation Certificates (Los Angeles County Schools Pooled Financing Program)	4.50	6/30/08	7,500,000	7,536,867
Los Angeles Industrial Development Authority, Empowerment Zone Facility Revenue (Calko Steel, Inc. Project) (LOC; Comerica Bank)	3.64	12/7/07	1,950,000 a	1,950,000
Los Angeles Industrial Development Authority, Empowerment Zone Facility Revenue (Green Farms, Inc. Project) (LOC; Comerica Bank)	3.64	12/7/07	3,000,000 a	3,000,000
Los Angeles Industrial Development Authority, Empowerment Zone Facility Revenue (Megatoys Project) (LOC; California State Teachers Retirement System)	3.64	12/7/07	3,000,000 a	3,000,000
Los Angeles Industrial Development Authority, IDR (Delta Tau Data Systems Inc. Project) (LOC; California State Teachers Retirement System)	3.64	12/7/07	4,570,000 a	4,570,000
Los Angeles Industrial Development Authority, IDR (Wing Hing Noodle Company Project) (LOC; Comerica Bank)	3.64	12/7/07	2,095,000 a	2,095,000
Macon Trust Various Certificates (Irvine Unified School District) (Liquidity Facility; Bank of America and LOC; Bank of America)	3.62	12/7/07	18,095,000 a,b	18,095,000
Macon Trust Various Certificates (Tustin Unified School District) (Liquidity Facility; Bank of America and LOC; Bank of America)	3.62	12/7/07	13,095,000 a,b	13,095,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Menlo Park Community Development Agency, Tax Allocation Revenue, Refunding (Las Pulgas Community Development Project) (Insured; AMBAC and Liquidity Facility; State Street Bank and Trust Co.)	3.53	12/1/07	2,500,000 [a]	2,500,000
Puttable Floating Option Tax Exempt Receipts (California Statewide Communities Development Authority, MFHR (La Mision Village Apartments Project)) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	4.13	12/7/07	2,200,000 [a,b]	2,200,000
Puttable Floating Option Tax Exempt Receipts (Japanese Museum) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	4.03	12/7/07	4,175,000 [a,b]	4,175,000
Puttable Floating Option Tax Exempt Receipts (San Jose Redevelopment Agency, MFHR (101 San Fernando Apartments)) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.13	12/7/07	12,000,000 [a,b]	12,000,000
Riverside County Industrial Development Authority, IDR (California Mold Inc. Project) (LOC; Bank of the West)	3.71	12/7/07	2,465,000 [a]	2,465,000
Riverside County Industrial Development Authority, IDR (Computrus, Inc. Project) (LOC; Wells Fargo Bank)	3.68	12/7/07	1,550,000 [a]	1,550,000
Riverside County Industrial Development Authority, IDR (Trademark Plastics Inc. Project) (LOC; California State Teachers Retirement System)	3.68	12/7/07	4,275,000 [a]	4,275,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Sacramento County Housing Authority, MFHR (Breckenridge Village Apartments) (Liquidity Facility; Citigroup Global Market Holding and LOC; Citigroup Global Market Holding)	3.80	12/7/07	7,690,000 a,b	7,690,000
Sacramento Metropolitan Fire District, GO Notes, TRAN	4.25	6/30/08	15,000,000	15,046,079
San Diego County and School District, TRAN (Note Program Note Participations)	4.50	6/30/08	20,000,000	20,098,349
San Francisco City and County Public Utilities Commission, San Francisco Water Revenue (Insured; FSA and Liquidity Facility; Morgan Stanley Bank)	3.65	12/7/07	14,780,000 a,b	14,780,000
San Francisco City and County Redevelopment Agency, MFHR (Ocean Beach Apartments) (LOC; Citibank NA)	3.47	12/7/07	7,934,500 a	7,934,500
San Francisco City and County Redevelopment Financing Authority, Tax Allocation Revenue, Refunding (San Francisco Redevelopment Projects) (Insured; MBIA)	5.00	8/1/08	4,000,000	4,041,635
San Jose, Airport Revenue, Refunding (Insured; FSA)	5.00	3/1/08	3,180,000	3,190,076
San Pablo Redevelopment Agency, Subordinate Tax Allocation Revenue (Tenth Township Redevelopment Project) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	3.53	12/1/07	15,400,000 a	15,400,000
Santa Clara County Housing Authority, MFHR, Refunding (Willows Apartments) (LOC; Union Bank of California)	3.64	12/7/07	4,284,000 a	4,284,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Tustin Community Redevelopment Agency, Revenue (Liquidity Facility; Citigroup and LOC; Citigroup)	3.67	12/7/07	2,000,000 a,b	2,000,000
U.S. Related—12.3%				
Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	3.66	12/7/07	21,200,000 a,b	21,200,000
Puerto Rico Commonwealth, Public Improvement GO Notes, Refunding (Insured; FGIC)	5.00	7/1/08	5,000,000	5,036,198
Puerto Rico Commonwealth, TRAN (LOC: Banco Bilbao Vizcaya Argentaria S.A., Banco Santander S.A., Bank of Nova Scotia, BNP Paribas, Dexia Credit Locale, Fortis Bank and KBC Bank)	4.25	7/30/08	28,800,000	28,958,610
Puerto Rico Government Development Bank, Senior Notes (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.98	12/7/07	10,750,000 a,b	10,750,000
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue, Refunding (Insured; AMBAC)	5.50	7/1/08	5,500,000	5,566,891
Puttable Floating Option Tax Exempt Receipts (Puerto Rico Highways and Transportation Authority, Highway Revenue) (Liquidity Facility; Dexia Credit Locale and LOC; Dexia Credit Locale)	3.60	12/7/07	4,960,000 a,b	4,960,000
Total Investments (cost $636,374,465)			**102.5%**	**636,374,465**
Liabilities, Less Cash and Receivables			**(2.5%)**	**(15,511,786)**
Net Assets			**100.0%**	**620,862,679**

[a] Securities payable on demand. Variable interest rate—subject to periodic change.
[b] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2007, these securities amounted to $192,521,625 or 31.0% of net assets.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	92.9
AAA,AA,A[c]		Aaa,Aa,A[c]		AAA,AA,A[c]	7.1
					100.0

[†] *Based on total investments.*
[c] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	636,374,465	636,374,465
Receivable for investment securities sold		9,926,641
Interest receivable		3,917,775
Prepaid expenses		33,876
		650,252,757
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(c)		306,470
Cash overdraft due to Custodian		17,930,984
Payable for investment securities purchased		10,921,243
Payable for shares of Beneficial Interest redeemed		163,016
Accrued expenses		68,365
		29,390,078
Net Assets ($)		**620,862,679**
Composition of Net Assets ($):		
Paid-in capital		620,862,679
Net Assets ($)		**620,862,679**

Net Asset Value Per Share

	Class A	Class B
Net Assets ($)	528,100,666	92,762,013
Shares Outstanding	527,920,369	92,718,744
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended November 30, 2007

Investment Income ($):	
Interest Income	**20,895,108**
Expenses:	
Management fee–Note 2(a)	2,861,757
Shareholder servicing costs–Note 2(c)	467,597
Distribution and prospectus fees–Note 2(b)	182,604
Professional fees	53,437
Registration fees	43,619
Custodian fees–Note 2(c)	43,526
Trustees' fees and expenses–Note 2(d)	35,035
Prospectus and shareholders' reports	10,453
Miscellaneous	31,279
Total Expenses	**3,729,307**
Less–reduction in shareholder servicing costs due to undertaking–Note 2(c)	(40,375)
Net Expenses	**3,688,932**
Investment Income–Net	**17,206,176**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**378,878**
Net Increase in Net Assets Resulting from Operations	**17,585,054**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended November 30,	
	2007	2006[a]
Operations ($):		
Investment income−net	17,206,176	21,449,973
Net realized gain (loss) on investments	378,878	(88,993)
Net Increase (Decrease) in Net Assets Resulting from Operations	**17,585,054**	**21,360,980**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(14,817,764)	(10,090,255)
Class B shares	(2,388,412)	(1,820,289)
E*TRADE Class	–	(9,644,334)
Total Dividends	**(17,206,176)**	**(21,554,878)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	2,253,367,846	1,211,698,553
Class B shares	246,240,797	229,379,718
E*TRADE Class	–	201,819,326
Net assets received in connection with reorganization−Note 1	151,679,262	–
Dividends reinvested:		
Class A shares	12,582,015	9,805,847
Class B shares	2,387,967	1,819,651
E*TRADE Class	–	9,195,046
Cost of shares redeemed:		
Class A shares	(2,316,081,452)	(1,122,901,749)
Class B shares	(234,092,369)	(217,608,128)
E*TRADE Class	–	(883,888,787)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**116,084,066**	**(560,680,523)**
Total Increase (Decrease) in Net Assets	**116,462,944**	**(560,874,421)**
Net Assets ($):		
Beginning of Period	504,399,735	1,065,274,156
End of Period	**620,862,679**	**504,399,735**

[a] *Effective July 10, 2006, E*TRADE Class shares are no longer offered by the fund.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended November 30,				
Class A Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.031	.028	.017	.006	.006
Distributions:					
Dividends from investment income−net	(.031)	(.028)	(.017)	(.006)	(.006)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.12	2.87	1.74	.58	.55
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.58	.58	.59	.65	.62
Ratio of net expenses to average net assets	.58	.58	.59	.64	.62
Ratio of net investment income to average net assets	3.07	2.84	1.75	.59	.56
Net Assets, end of period ($ x 1,000)	528,101	426,232	327,729	288,502	253,633

See notes to financial statements.

Class B Shares	Year Ended November 30,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income—net	.027	.024	.013	.002	.004
Distributions:					
Dividends from investment income—net	(.027)	(.024)	(.013)	(.002)	(.004)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.69	2.46	1.33	.24	.36
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.05	1.05	1.06	1.10	1.07
Ratio of net expenses to average net assets	1.00	1.00	1.00	.98	.83
Ratio of net investment income to average net assets	2.66	2.45	1.44	.24	.30
Net Assets, end of period ($ x 1,000)	92,762	78,168	64,598	16,920	17,670

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

General California Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal and California state personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

As of the close of business on March 16, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Trustees, all of the assets, subject to liabilities, of Dreyfus California Tax Exempt Money Market Fund (the "Acquired Fund") were transferred to the fund in exchange for shares of Beneficial Interest of the fund shares of equal value. Shareholders of the Acquired Fund received Class A shares of the fund, in a amount equal to the aggregate net asset value of their investment in the Acquired Fund at the time of the exchange. The fund's net asset value on the close of business on March 16, 2007 was $1.00 per share for Class A shares, representing net assets of $151,679,262, and issued to shareholders of the Acquiring Fund in the exchange. The exchange was a tax-free event to Acquired Fund shareholders.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A shares and Class B shares. Class A shares and Class B shares are identical except for the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Class B shares are subject to a Distribution Plan adopted pursuant to

Rule 12b-1 under the Act and Class A and Class B shares are subject to a Shareholder Services Plan. In addition, Class B shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B shares. During the period ended November 30, 2007, sub-accounting service fees amounted to $44,916 for Class B shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair

value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS
157 is required for fiscal years beginning after November 15, 2007 and
interim periods within those fiscal years. Management does not believe
that the application of this standard will have a material impact on the
financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for
accretion of discount and amortization of premium on investments, is
earned from settlement date and recognized on the accrual basis. Cost
of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the
fund receives earnings credits from the custodian when positive cash
balances are maintained, which are used to offset custody fees. For
financial reporting purposes, the fund includes net earnings credits, if
any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in
municipal obligations of one state. Economic changes affecting the
state and certain of its public bodies and municipalities may affect the
ability of issuers within the state to pay interest on, or repay principal
of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare
dividends daily from investment income-net. Such dividends are paid
monthly. Dividends from net realized capital gains, if any, are normally
declared and paid annually, but the fund may make distributions on a
more frequent basis to comply with the distribution requirements of
the Internal Revenue Code of 1986, as amended (the "Code"). To the
extent that net realized capital gains can be offset by capital loss carry-
overs, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qual-
ify as a regulated investment company, which can distribute tax exempt

dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At November 30, 2007, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax characters of distributions paid to shareholders during the fiscal periods ended November 30, 2007 and November 30, 2006, were all tax exempt income.

During the period ended November 30, 2007, as a result of permanent book to tax differences primarily from utilization of deemed distributions for tax purposes not book, the fund decreased accumulated net realized gain (loss) on investments by $289,885 and increased paid-in capital by the same amount. Net assets and net asset value per share were not affected by this reclassification.

At November 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average daily net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear such excess expense. During the period ended November 30, 2007, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Distribution Plan with respect to Class B shares ("Distribution Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B shares bear directly the cost of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund, the greater of $100,000 or .005% of the average daily net assets of Class B shares. In addition, Class B shares reimburse the Distributor for payments made to third parties for distributing shares at an annual rate not to exceed .20% of the value of the average daily net assets of Class B shares. During the period ended November 30, 2007, Class B shares were charged $182,604, pursuant to the Distribution Plan.

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of the average daily net assets of Class A shares for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2007, Class A shares were charged $123,909 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B ("Class B Shareholder Services Plan"), Class B shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class B shares for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of their services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2006 through November 30, 2007 to reduce the expenses of the Class B shares, if the aggregate expenses of Class B shares, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% of the value of the average daily net assets of Class B shares. Such expense limitations are voluntary, temporary and may be revised or terminated at any time. During the period ended November 30, 2007, Class B shares were charged $224,581 pursuant to the Class B Shareholder Services Plan, of which $40,375, was reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2007, the fund was charged $52,892 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, the fund was charged $33,946 for providing custodial services for the fund for the five months ended November 30, 2007. Prior to becoming an affiliate, The Bank of New York was paid $9,580 for custody services to the fund for the seven months ended June 30, 2007.

During the period ended November 30, 2007, the fund was charged $4,740 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $252,780, Rule 12b-1 distribution plan fees $15,662, shareholder services plan fees $23,493, custodian fees $5,061 transfer agency per account fees $9,760 and chief compliance officer fees $3,214, which are offset against an expense reimbursement currently in effect in the amount of $3,500.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
General California Municipal Money Market Fund

We have audited the accompanying statement of assets and liabilities of General California Municipal Money Market Fund, including the statement of investments, as of November 30, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of November 30, 2007 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of General California Municipal Money Market Fund at November 30, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
January 18, 2008

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended November 30, 2007 as "exempt-interest dividends" (not subject to regular Federal and, for individuals who are California residents, California personal income taxes). As required by federal tax law rules, shareholders will receive notification of their portion of the fund's exempt-interest dividends paid for the 2007 calendar year on Form 1099-INT, which will be mailed by January 31, 2008.

INFORMATION ABOUT THE REVIEW AND APPROVAL
OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees held on July 24, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board noted that the fund's shares are sold primarily through institutional channels and often serve as a "sweep vehicle" for use by third party broker-dealers for their customers. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex generally, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio.</u> The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, comparing the fund's performance to a group of comparable funds (the "Performance Group") and to broader group of funds (the "Performance Universe"), selected by Lipper. The Board members had been provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members noted that the fund's performance for various periods ended May 31, 2007 was higher than the Performance Group median for each reported time period, and higher than the Performance Universe median for each reported time period except the ten-year period, when it was slightly lower.

The Board members also discussed the fund's management fee and expense ratio as compared to a comparable group of funds (the "Expense Group") that was composed of the same funds included in the Performance Group and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board noted that the fund's management fee was higher than the Expense Group and Expense Universe medians, and that the fund's total expense ratio was lower than the Expense Group median, but slightly higher than the Expense Universe median.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by the one mutual fund managed by the Manager or its affiliates with similar investment objectives, policies, and strategies, and included in the same Lipper category, as the fund (the "Similar Fund"). The Board members considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the fund's management fee. Representatives of the Manager informed the Board members that there were no separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of a fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager and its affiliates acting as investment adviser to the fund and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if the fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentages determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the services provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 164

Clifford L. Alexander, Jr. (74)
Board Member (1982)

Principal Occupation During Past 5 Years:
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
- Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 51

David W. Burke (71)
Board Member (2007)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 86

Peggy C. Davis (64)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 63

Diane Dunst (68)
Board Member (2007)

Principal Occupation During Past 5 Years:
• President, Huntting House Antiques

No. of Portfolios for which Board Member Serves: 23

———————

Ernest Kafka (74)
Board Member (1982)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and
  adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

No. of Portfolios for which Board Member Serves: 23

———————

Nathan Leventhal (64)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Commissioner, NYC Planning Commission (March 2007-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director
• Mayor's Committee on Appointments, Chairman

No. of Portfolios for which Board Member Serves: 23

———————

Jay I. Meltzer (79)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Physician, Internist and Specialist in Clinical Hypertension
• Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
• Faculty Associate, Center for Bioethics, Columbia

No. of Portfolios for which Board Member Serves: 23

Daniel Rose (78)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 33

——————————

Warren B. Rudman (77)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

Other Board Memberships and Affiliations:
• Collins & Aikman Corporation, Director
• Boston Scientific, Director
• Stonebridge International LLC, Co-Chairman

No. of Portfolios for which Board Member Serves: 33

——————————

Sander Vanocur (79)
Board Member (2007)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 33

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 81 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 81 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (82 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 78 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

General California Municipal Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: GCAXX   Class B: GENXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0573AR1107